Mail Stop 0308

      May 9, 2005


VIA U.S. MAIL AND FACSIMILE

Yu Chuan Yih
President and Chief Executive Officer
LJ International, Inc.
Unit #12, 12/F, Block A
Focal Industrial Centre
21 Man Lok Street
Hung Hom, Kowloon, Hong Kong

      Re:	LJ International, Inc.
      Registration Statement on Form F-3
      Filed April 26, 2005
      File No. 333-124326

Dear Mr. Yih:

      We have reviewed your filing and have the following comments.
Please be aware that we have limited our review to your Selling Shareholder section. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanations as to why our comments are inapplicable or revisions are unnecessary. Please be as detailed as necessary in your explanations. If appropriate, you may provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Selling Shareholder, page 14
1. For your selling shareholder, please identify the beneficial owner that has the ultimate voting or investment control over the shares listed on page 14 of your document. See Rule 12g3-2(1) under the Securities Exchange Act of 1934 and Interpretation 60 under Section
I. Regulation S-K in the Division of Corporation Finance`s Manual of
Publicly Available Telephone Interpretations (July 1997).
2. Please tell us whether your selling shareholder is a broker-dealer or affiliated with a broker-dealer. If your selling shareholder is a broker-dealer, please disclose that it is an "underwriter" within the meaning of the Securities Act of 1933. Also, you should revise this section, your prospectus cover page, and your Plan of Distribution section to state that the selling shareholder is a broker-dealer, and to state that it is also an underwriter with respect to the shares that it is offering for resale.
3. Also, if your selling shareholder is an affiliate of a broker-dealer, please disclose, if true, that:

* the seller purchased the shares in the ordinary course of business, and
* at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If these statements are not true for your selling shareholder, then the prospectus must state that the selling shareholder is an underwriter.
4. Please state the number and class of securities offered by your selling shareholder, the percentage of the existing equity capital, and the amount and percentage of the securities the selling shareholder will hold before and immediately after the offering. See
Item 4 of Form F-3 and Item 9.D.2 of Form 20-F.

*	*	*	*	*	*

      As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact John Fieldsend, Staff Attorney, at (202)
551-
3343, David Mittelman, Legal Branch Chief, at (202) 551-3214, or me at (202) 551-3720 with any other questions.

Sincerely,



H. Christopher Owings
      Assistant Director

cc:	Andrew N. Bernstein, Esq.
	Andrew N. Bernstein, P.C.
	Via Fax: (303) 770-7332
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LJ International, Inc.
May 9, 2005
Page 1